PRESS RELEASE

Immatics Announces $35 Million Equity Investment from Bristol Myers Squibb

Tuebingen, Germany and Houston, TX July 24, 2023 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today announced that Bristol Myers Squibb (NYSE: BMY) has made a $35 million equity investment in Immatics. Bristol Myers Squibb purchased 2,419,818 ordinary shares in a private placement transaction at a subscription price per share of $14.461. Additionally, Bristol Myers Squibb has the right to appoint a member to the Immatics Scientific Advisory Board.

“This investment is further testimony to the strength of the relationship and of our differentiated platform technologies that are the foundation of our TCR-based cell therapies and bispecifics,” commented Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics. “We remain steadfast in our commitment to advancing innovative treatment options for patients in their fight against cancer, and look forward to providing further clinical results in the second half of the year.”

The securities referenced above have not been registered under the Securities Act of 1933, as amended, or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Instagram, Twitter and LinkedIn.

1Exact price per share $14.4639

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Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

Media and Investor Relations Contact
Eva Mulder or Charlotte Spitz
Trophic Communications
Phone: +31 6 52 33 15 79
immatics@trophic.eu

Immatics N.V.
Anja Heuer	Jordan Silverstein
Senior Director, Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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